LIBERTY CORNER ADVISORS, LLC
                                 CODE OF ETHICS
                                 SEPTEMBER 2005

INTRODUCTION

At Liberty Corner Advisors, LLC ("LCA" or "Firm"), we take great pride in our commitment to serving our clients' needs and the integrity with which we conduct our business. The financial services industry has come under significant scrutiny as of recent times, especially in the area of the inherent responsibility of the financial professional to behave in the best interests of his/her clients. We have developed this Code of Ethics ("Code") as a means of memorializing our vision of appropriate and professional conduct in carrying out the business of providing investment advisory services.

Each of LCA's "access persons" has been furnished with a copy of our Code and have signed their name to a written acknowledgement attesting to their understanding of the Code and acceptance of its terms.

An "access person" is defined by the U.S. Securities and Exchange Commission ("SEC") as any supervised person of the Firm who has access to nonpublic information regarding any clients' purchase or sale of securities, or nonpublic information regarding the portfolio holdings of any reportable fund, or who is involved in making securities recommendations to clients, or who has access to such recommendations that are nonpublic.

OBLIGATIONS OF THE FIRM TO ITS CLIENTS

When a client signs our advisory contract, we view that action as an expression of trust in LCA's ability to manage assets effectively and within the highest standards of professional conduct. It is our policy and duty to respect the trust that our clients place in us and to always keep their best interests ahead of our own. LCA believes that upholding this fiduciary duty is the cornerstone upon which fruitful relationships are forged and hence, successful businesses are built.

Our representatives will seek to manage a client's assets in accordance with the client's stated investment objectives, financial profile, risk tolerance, investment experience, and any other specific preferences. Open and frequent communication between our representatives and our clients is a key factor in delivering financial services. To the fullest extent possible, our representatives should make sure that clients are made aware of the state of their account(s) during all market conditions. Our job does not end with portfolio management. It is our duty to constantly monitor our clients' needs and objectives and to make every effort to ensure that their investments are appropriate given their particular situations.

PROTECTION OF MATERIAL NONPUBLIC INFORMATION

The beginning phase of our relationships with our clients starts with building a foundation of trust. Our clients choose to do business with us because they trust that we will deliver the services we offer in a manner that puts their interests above all others. In choosing to do business with us, our clients entrust us with the protection of information about them that should never be used in a manner other than for their own benefit. Thus, it is LCA's policy that all personal nonpublic information given to us by, or in relation to, our clients be kept strictly confidential and that it never be used in any manner other than for the purposes of carrying out our duties to our clients. Personal nonpublic information could include, but would not be limited to a client's current income situation, current securities holdings, trading strategies, medical or health information, tax-related matters, etc.

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The mishandling of a client's personal nonpublic information could create several undesirable results for LCA and its representatives. These negative consequences might include civil actions, criminal actions, arbitrations, the issuance of restrictive orders against the Firm or its representatives by regulatory bodies, fines, etc. Any of these actions could have a devastating impact on LCA and its representatives. Given these consequences, LCA will not tolerate the use of a client's personal nonpublic information in a manner that is inconsistent with the best interests of that client. Behavior by LCA's representatives that involves the misuse of a client's personal nonpublic information could result in severe disciplinary action (including termination for cause) against the culpable party(s).

CONFLICTS OF INTEREST

A major component of carrying out our fiduciary duties to our clients is the awareness and disclosure of conflicts of interest. A conflict of interest occurs when the best interests of the Firm and/or its representative(s) are contrary to the interests of our clients. Such a conflict can arise when a representative of the Firm pursues interests that prevent that individual from performing his duties to his/her client(s) objectively and effectively. Conflicts of interest also arise when a representative or member of the representative's family receives certain benefits as a result of the individual's position with LCA.

An access person must not use his/her personal relationships to influence the trading activities of client accounts in a manner that will be beneficial to the access person, his/her family members, and/or acquaintances; nor shall an access person engage in activity that is detrimental to LCA or its clients. Any conflict of interest that arises in a specific situation, including in the Firm's proprietary trading activities, must be disclosed by the individual and resolved before taking any action on behalf of the client(s) involved.


COMPLIANCE WITH FEDERAL SECURITIES LAWS

As a registered investment adviser, LCA operates under the regulatory jurisdiction of the SEC, which subjects the Firm to a variety of industry rules and regulations. LCA recognizes that these laws, rules, and regulations exist to protect the interests of the investing public and therefore insists that its employees maintain strict compliance thereto. LCA's Compliance officials have an "open door" policy and all employees should seek guidance whenever the applicability of a law, rule, regulation, or Firm policy comes into question in any situation.


PERSONAL SECURITIES TRANSACTIONS AND HOLDINGS

All access persons of the Firm must periodically report their personal securities holdings and transactions. The purpose of these reports is to allow the Firm the ability to monitor for any trading improprieties by the Firm's representatives such as trading activity that may suggest a representative of the Firm may have engaged in trading activity which subordinated a client's best interests to that of the representative.

An example of such activity might involve a representative placing a trade for him or herself and then facilitating transactions for a number of his or her own clients that is intended to create additional benefit (or prevent anticipated losses) for the representative. A common term for this practice is "trading ahead."

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HOLDINGS REPORTS:

Each of LCA's access persons must submit a holdings report no later than 10 days after the person becomes an access person. At that time, the information submitted must be current as of a date no earlier than 45 days prior to the date the person became an access person. Additionally, the report must be updated at least once each 12-month period thereafter.

Each report must contain the following information regarding the access person's personal securities holdings:

     o The title and type of security, and as applicable, the ticker symbol or CUSIP number of the security;
     o The number of shares, units, etc.;
     o The principal amount of each reportable security in which the access person has any direct orindirect beneficial ownership;
     o The name of any broker, dealer or bank with which the access person maintains an account in which any securities are held for the access person's direct or indirect benefit; and
     o The date the access person submits the report.

TRANSACTION REPORTS:

Each of LCA's access persons must submit a holding report no later than 30 days following the end of each calendar quarter. The report must cover all transactions during the quarter.

Each report must contain the following information:

     o The date of the transaction;
     o The title and type of security, and as applicable, the ticker symbol or CUSIP number of the security;
     o The nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition);
     o The number of shares, units, etc.;
     o The interest rate and maturity date, as applicable;
     o The price at which the transaction was effected;
     o The name of the broker, dealer or bank with or through which the transaction was effected; and o The date the access person submits the report.

EXCEPTIONS FROM REPORTING REQUIREMENTS:

     o Any report with respect to securities held in accounts over which the access person had no direct or indirect influence or control;
     o A transaction report with regard to transactions effected pursuant to an automatic investment plan;
     o A transaction report that would duplicate information contained in broker trade confirmations or account statements so long as such documents are received no later than 30 days following the end of the applicable calendar quarter;
o        Transactions and holdings in direct obligations of the U.S. Government;
     o Money market instruments - bankers' acceptances, bank CDs, commercial paper, repurchase agreements, and other "high quality, short-term debt instruments" (maturity at issuance of less than 366 days, and which is rated in one of the highest two categories by a Nationally Recognized Statistical Rating Organization, or which is unrated but is of comparable quality);
     o Shares of money market funds;

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     o Transactions and holdings in shares of other types of mutual funds, unless LCA or a control affiliate acts as the investment adviser or principal underwriter for the fund; and
     o Transactions in units of a unit investment trust if the unit investment trust is invested exclusively in unaffiliated mutual funds.

IPO AND PRIVATE PLACEMENT POLICY

All of LCA's access persons must obtain approval from a member of senior management prior to directly or indirectly acquiring beneficial ownership in any security in an initial public offering or a private placement.

REPORTING VIOLATIONS

Violations of the Code will be taken seriously. Each employee of LCA has an obligation to report such violations to the Chief Compliance Officer in an expeditious manner after becoming aware that a violation has occurred. Reports of violations will be kept strictly confidential in order to avoid retaliation from those involved. LCA will also allow anonymous submissions of violation reports so as to keep concerned employees at ease. Any breach of the confidentiality of a report of a violation of the Code will constitute a further violation of the Code and will be dealt with as such.

RECORD-KEEPING

With regard to its Code of Ethics, LCA will maintain the following books and records for a period of five years following the end of the fiscal year during which the last entry was made on such record, the first two years in an easily accessible location:

     o A copy of the current Code as well as copies of Codes that were in effect at any time within the past five years;
     o Records of violations of the Code, including records of the actions taken subsequent to such violations;
     o Signed acknowledgements from each person who is currently, or was at some point during the past five years, a supervised person that confirms their receipt, understanding, and acceptance of the Code. This acknowledgement will represent an obligation to adhere to the standards and provisions set forth in the Code;
     o A record of the names of all persons who were access persons at any time within the past five years;
     o A record of each transaction and holding report made by an access person, including applicable brokerage statements and confirmations collected in lieu of such a report;
     o A record of any decision, and the reasons supporting the decision, to approve the acquisition of securities by access persons through an initialpublic offering or limited offering.

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Representative Acknowledgement

By my signature below, I attest that I have read and understand LCA's Code of Ethics and agree to act in a manner that is consistent with this Code and in the best interests of LCA's clients.


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Representative Name / Rep. #


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Representative Signature                             Date